Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Sponsor and Shareholders

Goldman Sachs Physical Gold ETF:

We consent to the incorporation by reference in the registration statement (No. 333-251769) on Form S-3 of Goldman Sachs Physical Gold ETF (formerly Perth Mint Physical Gold ETF) of our report dated March 13, 2020, with respect to the statement of assets and liabilities of Goldman Sachs Physical Gold ETF (formerly Perth Mint Physical Gold ETF) as of December 31, 2019, the related statements of operations and changes in net assets for the year then ended, and the related notes (collectively, the financial statements) and the financial highlights for the year ended December 31, 2019, which report appears in the December 31, 2020 annual report on Form 10-K of Goldman Sachs Physical Gold ETF.

/s/ KPMG LLP

Columbus, Ohio

March 25, 2021